Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for The First Six Months of Fiscal Year 2020

Hangzhou, China, September 25, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading application-specific integrated circuit (“ASIC”) chip design company and a leading manufacturer of high-performance Bitcoin mining machines, today announced its unaudited financial results for the first six months of fiscal year 2020.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2020

Total computing power sold in the first six months of 2020 was 0.25 million Thash/s, representing a year-over-year decrease of 86.02% from 1.82 million Thash/s in the same period of 2019.

Total net revenues in the first six months of 2020 were US$11.04 million, representing a 50.60% year-over-year decrease from US$22.35 million in the same period of 2019.

Gross loss in the first six months of 2020 was US$0.97 million, representing a 94.59% year-over-year decrease from US$17.87 million in the same period of 2019.

Net loss in the first six months of 2020 was US$6.96 million compared to US$19.07 million in the same period of 2019.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “The outbreak of the COVID-19 has significantly affected business and manufacturing activities worldwide. Measures to contain COVID-19, such as travel restrictions, mandatory quarantines and suspension of business activities have caused severe disruptions and uncertainties to our business operations and adversely affected our results of operations and financial condition. Our chip suppliers have reduced their production capacity due to the impact of the COVID-19, resulting in our shortage of raw materials during the first six months of 2020. Faced with the turbulent social and industrial environment, we have taken timely and proactive measures to ensure the resilience of our business operations and allow us to deliver solid performance after the market condition resumes normal. In light of this, our management has been actively optimizing our revenue structure based on the productivity ratio and strategically exploring expansion into blockchain-enabled financial services.”

Mr. Hu continued, “With the preparatory work we have initiated in Singapore and Canada, we are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial business by establishing cryptocurrency exchange(s) and online brokerage(s) and by combining the blockchain-enabled financial businesses with the traditional ones to capture the entire value chain of the blockchain industry. Marching into these new fields, we are staying true to our mission in strengthening the technological innovation in our products and services to ensure their competitiveness in the market.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2020

Total net revenues in the first six months of 2020 were US$11.04 million, representing a 50.60% year-over-year decrease from US$22.35 million in the same period of 2019. The year-over-year decrease in total net revenues were mainly due to the combined impact of COVID-19 and Bitcoin halving event, which significantly affect the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines.

Cost of revenues in the first six months of 2020 was US$12.01 million compared to US$40.21 million in the same period of 2019. The year-over-year decrease in cost of revenues were in line with the changes in the Company’s sales and the decrease in inventory write-down.

Gross loss in the first six months of 2020 was US$0.97 million, representing a 94.59% year-over-year decrease from US$17.87 million in the same period of 2019.

Total operating expenses in the first six months of 2020 were US$7.71 million compared to US$9.60 million in the same period of 2019.

●	Selling expenses in the first six months of 2020 were US$0.45 million compared to US$0.49 in the same period of 2019. The year-over-year decrease in selling expenses was mainly caused by reduced salary and bonus expenses relating to selling activities.

●	General and administrative expenses in the first six months of 2020 were US$7.26 million compared to US$9.10 million in the same period of 2019. The year-over-year decrease in general and administrative expenses was mainly caused by a decrease in research and development expenses due to decreased purchase in materials used for research and development purposes in the six months ended June 30, 2020 compared to the same period of 2019.

Loss from operations in the first six months of 2020 was US$8.68 million compared to US$27.47 million in the same period of 2019.

Other income in the first six months of 2020 was US$0.02 million compared to US$0.03 million in the same period of 2019. The year-over-year decrease in other income was mainly caused by the decrease in investment income from wealth management products purchased from the banks in the six months ended June 30, 2020.

Government grants in the first six months of 2020 were US$2.54 million compared to US$6.18 million in the same period of 2019. The year-over-year decrease in government grants was mainly caused by the decrease of tax rewards from government.

Net loss in the first six months of 2020 was US$6.96 million compared to US$19.07 million in the same period of 2019.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2020 was US$6.21 million compared to US$18.11 million in the same period of 2019.

Basic and diluted net loss per shares in the first six months of 2020 were both US$0.06 compared to US$0.16 in the same period of 2019.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading application-specific integrated circuit ASIC chip design company and a leading manufacturer of high-performance Bitcoin mining machines. The Company has strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. The Company is one of the few fabless integrated circuit design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain products*. The Company was also a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*. For more information, please visit https://ir.ebang.com.cn/.

*	According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,089,933	$3,464,262
Restricted cash, current	824,291	2,270,588
Accounts receivable, net	7,546,319	8,128,178
Bank acceptance notes from customers	707,394	-
Advances to suppliers	1,191,368	1,062,049
Inventories, net	8,822,464	13,088,542
VAT recoverables	19,859,583	21,954,169
Prepayments	8,493,421	13,272,775
Other current assets, net	219,270	224,452
Total current assets	48,754,043	63,465,015

Non-current assets:
Property, plant and equipment, net	20,904,153	13,224,761
Intangible assets, net	3,418,247	3,784,153
Operating lease right-of-use assets	1,125,288	1,280,076
Operating lease right-of-use assets - related party	23,016	37,266
Restricted cash, non-current	21,182	43,317
Other assets	830,338	776,458
Total non-current assets	26,322,224	19,146,031

Total assets	$75,076,267	$82,611,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,173,801	$11,832,003
Bank acceptance notes to vendors	1,431,765	-
Accrued liabilities and other payables	14,346,108	13,739,041
Loans due within one year, less unamortized debt issuance costs	-	4,864,697
Operating lease liabilities, current	687,107	793,521
Operating lease liabilities – related party, current	32,732	37,266
Income taxes payable	841,725	521,648
Due to related parties	6,908,102	6,242,824
Advances from customers	1,662,352	1,015,675
Total current liabilities	33,083,692	39,046,675

Non-current liabilities:
Long-term loans – related party	24,113,700	17,632,000
Operating lease liabilities, non-current	461,236	361,747

Total non-current liabilities	24,574,936	17,993,747

Total liabilities	57,658,628	57,040,422

Shareholders’ equity:
Common share, HKD0.001 par value, 380,000,000 shares authorized, 111,771,000 shares issued and outstanding as of December 31, 2019	-	14,330
Class A common share, HKD0.001 par value, 333,374,217 shares authorized, 84,409,554 shares issued and outstanding as of June 30, 2020	10,822	-
Class B common share, HKD0.001 par value, 46,625,783 shares authorized, 46,625,783 shares issued and outstanding as of June 30, 2020	5,978	-
Additional paid-in capital	115,570,313	23,888,023
Subscription receivable	(91,684,760)	-
Statutory reserves	11,483,844	11,049,847
Accumulated deficit	(14,552,283)	(7,905,999)
Accumulated other comprehensive loss	(10,131,056)	(9,066,842)
Total Ebang International Holdings Inc. shareholder’s equity	10,702,858	17,979,359

Non-controlling interest	6,714,781	7,591,265

Total shareholders’ equity	17,417,639	25,570,624

Total liabilities and shareholders’ equity	$75,076,267	$82,611,046

EBANG INTERNATIONAL HOLDINGS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Product revenue	$4,954,499	$15,111,199
Service revenue	6,087,856	7,240,536
Total revenues	11,042,355	22,351,735
Cost of revenues	12,009,303	40,219,588
Gross loss	(966,948)	(17,867,853)

Operating expenses:
Selling expenses	452,608	494,792
General and administrative expenses	7,257,855	9,102,696
Total operating expenses	7,710,463	9,597,488

Loss from operations	(8,677,411)	(27,465,341)

Other income (expenses):
Interest income	12,714	32,111
Interest expenses	(579,486)	(1,315,770)
Other income	16,080	29,240
Exchange gain	474,488	3,986,019
Government grants	2,541,708	6,184,035
VAT refund	-	9,306
Other expenses	(16,436)	(101,999)
Total other income	2,449,068	8,822,942

Loss before income taxes provision	(6,228,343)	(18,642,399)

Income taxes provision	735,048	428,596

Net loss	(6,963,391)	(19,070,995)
Less: net income attributable to non-controlling interest	(751,104)	(959,154)
Net loss attributable to Ebang International Holdings Inc.	$(6,212,287)	$(18,111,841)

Comprehensive loss
Net loss	$(6,963,391)	$(19,070,995)
Other comprehensive loss:
Foreign currency translation adjustment	(1,189,594)	536,529

Total comprehensive loss	(8,152,985)	(18,534,466)
Less: comprehensive loss attributable to non-controlling interest	(125,380)	-
Comprehensive loss attributable to Ebang International Holdings Inc.	$(7,276,501)	$(17,575,312)

Net loss per common share attributable to Ebang International Holdings Inc.
Basic	$(0.06)	$(0.16)
Diluted	$(0.06)	$(0.16)

Weighted average common shares outstanding
Basic	111,876,848	111,771,000
Diluted	111,876,848	111,771,000